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                          June 30, 2020

       Fabian Tenenbaum
       President and Chief Executive Officer
       Bellerophon Therapeutics, Inc.
       184 Liberty Corner Road, Suite 302
       Warren, New Jersey 07059

                                                        Re: Bellerophon
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 26, 2020
                                                            File No. 333-239473

       Dear Mr. Tenenbaum:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeffrey Schultz, Esq.